Filed by Dean Foods Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Dean Foods Company
Commission File No.: 001-08262

Suiza Foods Corporation and Dean Foods Company expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any amendments or supplements to the joint proxy statement/prospectus as well as any other relevant documents filed with the SEC because they will contain important information concerning the proposed transaction. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC’s website (http:///www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza Foods and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations (Tel: 214-303-3400) or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attention: Corporate Secretary (Tel: 847-678-1680).

Suiza Foods, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in favor of the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza Foods. The directors and executive officers of Dean Foods and their beneficial ownership of Dean common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza Foods and Dean Foods free of charge at the SEC’s website (http://www.sec.gov). Stockholders of Suiza Foods and Dean Foods may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Safe Harbor Statement

Some of the statements in this document are “forward-looking” and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These “forward-looking” statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies’ expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies’ projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the projected earnings per share and to realize projected cost savings and operational efficiencies is dependent upon the companies’ ability, in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and, potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this document speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

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The following is a Merger News Bulletin that Dean Foods intends to distribute to its employees:

A NOTE FROM HOWARD DEAN

Over two months have passed since we first announced our intention to merge with Suiza Foods. Developments since that time include the release of our first edition of the Merger News Bulletin, designed to provide you with updates and information related to the progress of the merger. Also, on May 9th the Department of Justice issued a Second Request, a development we had anticipated and one that many of you are helping respond to this month.

While we will continue to see merger-related issues in the coming months, many stemming from the Second Request (for more information, see “What is the Second Request?” page 2) and our compliance with it, the need to fulfill our commitments to customers will not change. Regardless of the uncertainties related to the merger, I ask that each of you focus on your job and the priorities of our business units. Reaching our performance targets is essential as the merger process moves along.

We received some very honest and candid feedback from you in response to the first Merger News Bulletin, and I’d like to thank you for taking the time to respond and provide your suggestions for future editions. In many instances, you voiced questions that many employees may have — about the future of the 401(k), the pension plan and the security of your job. I want you to know that your questions have been heard, and whenever possible, we will use the Merger News Bulletin and other resources to provide you with answers. However, some of those answers are not known at this time. If this is the case, I can assure you we will work to provide you with the explanations as soon as possible.

As always, I’d like to thank you for your commitment to Dean Foods. Your hard work is much appreciated.

Howard Dean

MERGER PROGRESS – WHERE ARE WE?

Here’s a quick look at Dean Foods’ progress through the anticipated steps in the merger process:

Merger Process	Dean Foods Progress

Decision to merge	•	April 4, 2001: Boards of directors for Dean Foods and Suiza Foods unanimously vote to approve the merger

Announcement	•	April 5, 2001: Dean Foods and Suiza Foods announce merger

Government Review	•	May 9, 2001: DOJ issues Second Request Dean Foods is working diligently to comply with the Second Request as soon as possible

Proxy statement	•	Expected early fall

Shareholder vote	•	Approximately 30 days after proxy statement issued

DOJ Clearance	•	To be determined

Closing of Transaction	•	Promptly after government approval

ANATOMY OF A MERGER

When two companies announce their intention to merge, media coverage tends to focus on the announcement itself, with coverage waning significantly after the initial buzz dies down. Once the media attention disappears, though, the real work begins — by the two companies involved in the merger and by government agencies involved with reviewing the merger.

Because each merger is unique and takes time to complete, there are many variables that could change throughout the process. Here’s a general look at some of the steps that may be involved as two companies move toward finalizing a merger.

•	Decision to merge - Two companies reach a decision to merge into one company. When two companies like Dean Foods and Suiza Foods mutually agree to combine, it is known as a “friendly deal.”

•	Announcement - The companies publicly announce their intention to merge. If the size of the companies involved and the size of the proposed transaction meets certain valuation thresholds, federal law requires that the merger be cleared by two government agencies — the Federal Trade Commission (FTC) and the Department of Justice (DOJ). If notification to these agencies is required, these companies must file a pre-notification form, submit various documents to the government and wait a specified time before the merger can be completed.

Continued on page 5

More Questions? Call the Merger Hotline (800-843-8749) for more information.

FIVE FAST QUESTIONS: A QUICK INTERVIEW WITH ERIC BLANCHARD

Eric Blanchard, President of the Dairy Division, answered Five fast questions we asked him about the merger — here is what he had to say:

1. What strengths does Suiza bring to the merger? How about Dean Foods?

Both Suiza Foods and Dean Foods have strong brands, excellent customer relationships, efficient plants and exceptional work forces.

2. What’s happening in the Dairy Division over the next several months until the merger closes? What are your priorities at the start of the new fiscal year?

We are running the business as we normally would, and additionally are working to satisfy the regulatory requirements associated with the merger. As far as priorities for Dairy, we are focusing on supporting our regions and divisions in executing their business plans.

3. How is the management reorganization progressing from your point of view?

The reorganization, establishing a general manager structure, was set in motion in March and is progressing well. We are finding that decision-making is faster and closer to the customer, our cross-functional communication is improving and the regional and divisional teams are managing through the transitional period well.

4. What kinds of questions are you hearing from employees about the merger? What do you think is most important for employees to understand about the merger?

As you might expect, employees remain anxious about how they will fit into the new Dean Foods if and when organizational changes are made. It’s important that our people understand the need to continue running the business as best we can as we work through the transition. The new company can benefit from the best of what both companies have to offer.

5. What do you think are the most important steps to take now for a smooth transition in the future?

First and foremost, we need to continue to take care of our customers. We also need to keep communicating with our people and focus on the things that we can control, like how we service our customers and do our jobs day-to-day.

WHAT IS THE SECOND REQUEST?

Occasionally, the government requests more time to review a proposed merger in depth and issues what is called a Second Request. In the case of Dean Foods, the Department of Justice (DOJ) has issued a Second Request that consists of two categories of questions or specifications. The first is a document request, which asks Dean Foods and Suiza Foods to provide numerous documents related to the merger and our business. The second category is interrogatories, or questions that require detailed information or analysis in the form of a written answer.

Through the Second Request, the DOJ requests information in many areas, including various costs associated with our current business, and anticipated future operating plans, strategies and products once the merger is complete.

Responding to a Second Request is an enormous job that takes weeks to complete. While all of the parties involved are doing their best to move the merger forward, it is evident that the process requires time and patience. If your assistance is needed in responding to the Second Request, you will be advised by your manager.

GOVERNMENT AGENCIES: “WHO’S WHO” IN THE MERGER PROCESS

Confused by all the players in the merger game? Here’s a quick description of certain government agencies involved in the merger and what their roles are:

Department of Justice (DOJ)
The Department of Justice is headed by the Attorney General, and is divided into several divisions, each with the purpose of enforcing the laws of the United States. The Antitrust Division is responsible for reviewing mergers for the purpose of protecting and promoting competition in the marketplace, and is the organization that has issued the Second Request for information from Dean Foods and Suiza Foods.

Federal Trade Commission (FTC)
The Federal Trade Commission enforces a number of federal laws related to antitrust and consumer protection issues, and coordinates with the Department of Justice in the investigation of various antitrust issues. To avoid duplicating each other’s efforts, the two agencies consult before beginning an investigation to establish who will lead and manage the process. Because the review of the Dean Foods/Suiza Foods merger is being handled by the DOJ, you will probably hear very little about involvement by the FTC.

Securities and Exchange Commission (SEC)
The Securities and Exchange Commission enforces laws designed to protect investors and preserve the integrity of the securities markets. Public companies like Dean Foods and Suiza Foods must publicly file reports with the SEC to help investors make informed decisions about their investments. These filings include the proxy materials we will send to our shareholders before we hold the meeting to vote on the merger.

More Questions? Call the Merger Hotline (800-843-8749) for more information.

ANSWERS TO YOUR QUESTIONS

We have continued to receive several questions from our employees through our Merger Hotline (800-843-8749).
Here are some of those questions, as well as the answers:

Q: What will happen to the Dean 401(k) plan once the merger is complete? Does Suiza have a match?

A: The Dean 401(k) plan will continue to be maintained until such time as it is rolled into Suiza’s 401(k) plan. The Suiza 401(k) plan also has a 50(cent) match. At this time, we do not know what their specific investment options are, but they do not have an option for holding company stock in the 401(k) plan.

Q: What will happen when the Dean shares held under the Dean 401(k) plan are converted into cash and shares of the new Dean Foods common stock as a result of the merger of Dean and Suiza?

A: As a result of the merger, any shares of Dean stock held in your Dean 401(k) plan account will be converted into cash and shares of the new Dean Foods stock. This conversion of shares of Dean stock held in your 401(k) account is not taxable to you and is not treated as an additional contribution.

The cash portion of the conversion initially will be invested in the Government Fixed Fund investment option. The stock portion will remain in your 401(k) account as the new Dean Foods stock.

Because Suiza does not have an option for holding company stock in its 401(k) plan, the stock portion of the conversion will need to be transferred into another investment option once the Dean 401(k) plan is rolled into Suiza’s 401(k) plan. You will be given specific instructions when the procedures are finalized.

Q: What will happen to our pension?

A: At this time, we are discussing with Suiza the various options available for dealing with the issues surrounding our pension plan. No firm decisions have been made at this time. As soon as details are finalized, you will be notified.

Q: Will Suiza honor years of service for vacation, etc.?

A: Suiza has a benefit schedule that allows for a number of days off per year, including vacation, holidays, sick days, etc., based on years of service. Dean Foods employees’ years of service will carry over for purposes of eligibility under this plan.

Q: What is Suiza’s organizational structure?

A: Suiza is a very decentralized organization with a general manager and corresponding staff in each region. Earlier in the year, Dean Foods reorganized into a very similar structure in our dairy division.

Q: How do I figure the tax due on the cash and the converted stock I will receive?

A: In general, if the value of the cash and new Dean Foods shares you receive in the merger exceeds your basis (generally, the original cost of your Dean Foods shares), you will be subject to capital gains tax. However, at the time of the conversion, you will not be taxed on any gain in excess of the amount of cash you receive. Any additional gain will not be taxed until you dispose of your new Dean Foods shares.

For example:

If Suiza’s stock price is $50 when we close the merger, the value of the existing Dean Foods stock will be $42.45. This is the total value of the new Dean Foods shares (0.429 times $50) and the cash ($21) you will receive for each of your existing Dean Foods shares.

If your existing per share basis is $30, you will recognize a taxable gain of $12.45 per share. This is the difference between the value you receive ($42.25) and your basis ($30).

If your existing per share basis is $10, you will recognize a taxable gain of $21 per share. Although the difference between the value you receive ($42.25) and your basis ($10) is $32.45, your taxable gain is limited to the amount of cash you receive ($21).

If the value of the cash and new Dean Foods shares you receive in the merger is less than or equal to your existing basis, you will not report any gain or loss.

We will include more detailed information on the tax treatment in our joint proxy statement/prospectus. We will send this document to all Dean Foods shareholders before they vote on the merger.

Q: Does Suiza have an Employee Stock Purchase Plan (ESPP)?

A: Yes. Suiza has a discount purchase plan in which Suiza employees can use payroll deductions to purchase stock at a reduced price. Your current ESPP shares will be converted and rolled into Suiza’s ESPP plan. You will receive a check for the $21 per share cash consideration and the value of any fractional shares.

Q: What are the medical benefits at Suiza?

A: Suiza has several plans to choose from, including an HMO and PPO. Further information will be sent when we have the details of their plans.

Q: After the merger closes, how long will it take to complete the integration of the businesses?

A: We are currently unable to accurately predict the timeframe for the completion of the transition, but we expect it to take anywhere from four months to one year.

More Questions? Call the Merger Hotline (800-843-8749) for more information.

SUIZA FOODS: A CLOSER LOOK

Many of you have requested more information about Suiza Foods. To provide you with a closer look of the company, we’ve reprinted an article with permission from Feedstuffs. The article ran last month, and provides highlights from Suiza’s 2000 annual report.

SUIZA MOVES TO BRING EXCITEMENT,
‘NEW FACE’ TO U.S. DAIRY INDUSTRY by Rod Smith

Suiza Foods Corp. experienced “extraordinary accomplishment and change” in 2000 as it moved to consolidate the U.S. dairy industry and make the dairy case more exciting and innovative, according to chair and chief executive officer Gregg L. Engles.

The extraordinary nature of the year began on day one with the acquisition of Southern Foods Group, the third-largest dairy processor in the U.S., he noted in his letter opening the company’s 2000 fiscal report. He said Southern made Suiza the largest dairy processor in the U.S., providing the company with the infrastructure “to serve customers with virtually any product in the dairy case almost anywhere in the U.S. and Puerto Rico.”

The acquisition “transformed our business,” he said, adding 30 plants and $1.3 billion in sales and leading to an establishment of two operating units, Morningstar Foods and the Suiza Dairy Group.

Engles also said the company purchased a 75% interest in Leche Celta, the fourth-largest processor in Spain, as a platform for growth in Europe. He said acquisitions have always been and will be “an important part of our growth strategy,” and the company expects to continue to make acquisitions in markets in the U.S. and Europe, although it plans a cautious approach to the European market.

Also in 2000, Suiza and a number of dairy foods partners established Dairy.com, a business-to-business, online exchange focused on supply chain efficiencies in making dairy transactions, Engles said, reporting that the site has proven several benefits in buying and selling cream, milk and other dairy ingredients.

Suiza also formed a partnership with Hershey Foods Corp. wherein Morningstar became the exclusive processor and distributor of dairy products under Hershey’s brand name, including chocolate and strawberry milks, he said, reporting that the partnership achieved national distribution in January of this year, including accounts at every Wal-Mart Supercenter.

Suiza also introduced new products, including Sun Soy, a cholesterol- and lactose-free, non-dairy soymilk, he said, explaining how research shows soy intake may reduce risks associated with cancer and heart disease and may be important in responding to hormone-dependent tumors such as those involved in breast cancer.

Pointing to 43 acquisitions that the company has made since 1993, Engles said the company consolidated diverse employee benefit plans into one unified program last year and continued to integrate and rationalize manufacturing capabilities, booking more than $29 million in synergies.

The company now operates 83 plants in the U.S., Puerto Rico and Spain and runs some 4,000 delivery routes that span the U.S.

For its year ended Dec. 31, 2000, Suiza reported net earnings of $118.7 million, or $3.82 per share, on sales that totaled $5.8 billion, compared with $109.7 million, or $3.13 per share, on sales that totaled $4.5 billion in 1999.

Suiza Dairy Group sales were $4.7 billion, compared with $3.1 billion in 1999, and Morningstar sales were $704.2 million, compared with $655.2 million in 1999.

The company credited acquisitions and scale for its performance, and Engles said those factors helped the company in the face of adverse energy costs and volatile butterfat prices. In fact, he said Suiza Dairy Group’s fluid milk volume increased 0.8% in 2000 when volume decreased 0.6% industry wide.

INNOVATION TO FIT CONSUMERS’ LIFESTYLE NEEDS

Suiza, in its annual report, stated that it is “committed to bringing excitement to the dairy case” by making dairy products such as milk “more interesting and marketable to the 21st century consumer.”

The company said this requires products that fit “health-, time- and value-conscious consumers” and fit “specific lifestyle needs.” The company said its “fitmilk,” a calcium-fortified fat-free milk for older milk drinkers, “kidsmilk,” a fat-reduced nutrient-packed chocolate milk for children, and Sun Soy are good examples.

The company said improved and new packaging, especially new single-serve packaging that appeals to fast-paced lifestyles and competes with soft drinks and sport drinks, is necessary.

Through acquisitions to efficiently and reliably deliver a full portfolio of products to customers throughout the country and innovative products and packaging, Suiza said it’s moving to put “a new face on the dairy industry.”

Suiza, headquartered in Dallas, Texas, held its annual meeting last week.

More questions? Call the Merger Hotline (800-843-8749) for more information.

ANATOMY OF A MERGER
Continued from page 1

•	Government review (if applicable) - At the end of the initial waiting period, the FTC or the DOJ has the ability to seek additional information from the merging parties, and may issue what is called a “Second Request.” The purpose of the Second Request is to obtain more detailed information about the companies, their competitors, their customers and the industry in its entirety. While the Second Request is pending, the companies involved are not permitted to close the merger. Once the parties have complied with the Second Request, the FTC or the DOJ has a specified time to decide whether to challenge the transaction, in whole or in part.

•	Proxy statement - The structure of this merger requires that shareholders of Dean Foods and Suiza Foods approve the transaction. Before Dean Foods and Suiza Foods can ask their shareholders to vote on the transaction, they must prepare a proxy statement and file it with the SEC. The proxy statement must include information that the SEC requires companies to disclose to shareholders before they vote on the proposed merger. The SEC will often review the proxy statement, which can take two to three months. Once this review is complete, Dean Foods and Suiza Foods can send the proxy statement to their shareholders.

•	Shareholder vote - After shareholders receive the proxy statement, the shareholder meetings can be held to approve the merger.

•	Closing - Once the government review is complete and the shareholders have approved the merger, the companies can officially merge and begin the longer process of integrating the two businesses and implementing long-term plans for the combined company.

CERTAIN LEGAL INFORMATION

Dean Foods and Suiza Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any amendments or supplements to the joint proxy statement/prospectus as well as any other relevant documents filed with the SEC because they will contain important information concerning the proposed transaction. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Dean Foods and Suiza Foods with the SEC may be obtained free of charge by contacting Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attention: Corporate Secretary (Tel: 847-678-1680) or Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations (Tel: 214-303-3400).

Dean Foods, Suiza Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dean Foods and Suiza Foods in favor of the transaction. The directors and executive officers of Dean Foods and their beneficial ownership of Dean common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza Foods. You may obtain the proxy statements of Dean Foods and Suiza Foods free of charge at the SEC’s website (http://www.sec.gov). Stockholders of Dean Foods and Suiza Foods may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

MORE QUESTIONS? CALL THE MERGER HOTLINE (800-843-8749) FOR MORE INFORMATION.